Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 10 DATED SEPTEMBER 16, 2022
TO THE PROSPECTUS DATED APRIL 7, 2022
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 7, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of October 1, 2022;
•to disclose the calculation of our August 31, 2022 NAV per share for all share classes; and
•to provide an update on the status of our public offering.
Portfolio Update
For the month ended August 31, 2022, the Company’s Class I NAV per share increased 0.37% from $32.17 as of July 31, 2022 to $32.29 as of August 31, 2022.1 This increase was attributable to valuation gains across our self-storage and student housing investments driven by strong fundamentals, combined with positive mark-to-market on interest rate hedging agreements. This appreciation was offset modestly by a reduction in value on a triple net-leased property in the Seattle area leased to Facebook, Inc. Subsequent to month-end, we closed on a floating-rate mezzanine loan origination secured by the equity interest in the entity owning a newly-constructed industrial building located in the Philadelphia area. The building is 100% leased to an investment grade tenant on a long-term basis.
Against the backdrop of persistent inflation and general market volatility this year, our diversified portfolio has continued to deliver income and relative stability for stockholders.
October 1, 2022 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2022 (and repurchases as of September 30, 2022) is as follows:

Transaction Price (per share)
Class T	$32.2133
Class S	$32.2169
Class D	$32.1756
Class I	$32.2913
Class E	$33.5192
The October 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2022. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
1 Our Class T NAV per share increased from $32.10 to $32.21; Class S NAV per share increased from $32.10 to $32.22; Class D NAV per share increased from $32.05 to $32.18; and Class E NAV per share increased from $33.33 to $33.52.

August 31, 2022 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. We have included a breakdown of the components of total NAV and NAV per share for August 31, 2022.
Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of August 31, 2022:

$ in thousands, except share data
Components of NAV	August 31, 2022
Investments in real estate	$895,038
Investments in real estate-related securities	25,537
Investments in unconsolidated entities	154,714
Cash and cash equivalents	38,079
Restricted cash	14,052
Other assets	9,021
Mortgage notes, revolving credit facility and financing obligation, net	(526,621)
Subscriptions received in advance	(10,960)
Other liabilities	(14,465)
Accrued performance participation allocation	(4,989)
Management fee payable	(219)
Accrued stockholder servicing fees	(1)
Non-controlling interests in joint-ventures	(40,539)
Net asset value	$538,647
Number of outstanding shares/units	16,415,761
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2022:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$11,527	$11,336	$14,759	$92,319	$75,821	$329,323	$3,562	$538,647
Number of outstanding shares/units	357,834	351,856	458,716	2,858,931	2,262,027	10,020,128	106,269	16,415,761
NAV Per Share/Unit as of August 31, 2022	$32.2133	$32.2169	$32.1756	$32.2913	$33.5192	$32.8662	$33.5192
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2022 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	6.3%	5.3%
Office	6.8%	5.5%
Multifamily	6.0%	5.0%
Industrial	5.9%	5.0%
Self-Storage	7.4%	5.1%
Retail	7.7%	6.8%
Student Housing	6.8%	5.0%
These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Multifamily	Industrial	Self-Storage	Retail	Student Housing
Discount Rate (weighted average)	0.25% decrease	2.0%	2.0%	2.0%	2.1%	1.9%	1.9%	2.0%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.9)%	(2.0)%	(1.9)%	(1.9)%	(1.9)%
Exit Capitalization Rate (weighted average)	0.25% decrease	3.2%	3.1%	3.3%	3.8%	3.2%	2.2%	3.4%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.9)%	(2.8)%	(3.0)%	(3.4)%	(2.9)%	(2.0)%	(3.0)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we have issued and sold in our public offering (1) 3,210,485 shares of our common stock (consisting of 46,304 Class T shares, 91 Class S shares, 139,646 Class D shares, 1,016,328 Class I shares and 2,008,116 Class E shares) in the primary offering for total proceeds of $97.1 million and (2) 11,557 shares of our common stock (consisting of 1 Class T share, 94 Class D shares, 5,654 Class I shares and 5,808 Class E shares) pursuant to our distribution reinvestment plan for a total value of $0.4 million. As of August 31, 2022, our aggregate NAV was $538.6 million. We intend to continue selling shares in our public offering on a monthly basis.